Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three-month period ended March 31, 2026 and March 31, 2025

Presented in Euros (Thousands)

TABLE OF CONTENTS

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS		1
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		2
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		3
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS		4
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION	5
2	MATERIAL ACCOUNTING POLICIES	5
3	LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE	6
4	SHARE CAPITAL	7
5	WARRANTS	7
6	SHARE BASED COMPENSATION	8
7	GOODWILL	11
8	DEFERRED CONSIDERATION	12
9	RIGHT OF USE ASSETS	13
10	INTANGIBLE ASSETS	14
11	TRADE AND OTHER RECEIVABLES	14
12	TRADE PAYABLES AND OTHER LIABILITIES	15
13	LEASE LIABILITIES	16
14	LOANS PAYABLE	17
15	RELATED PARTY TRANSACTIONS	18
16	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	20
17	SUPPLEMENTARY CASHFLOW INFORMATION	23
18	SEGMENT INFORMATION	25
19	INCOME TAXES	26
20	CONTINGENT LIABILITIES	27
21	SUBSEQUENT EVENTS	27

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Three Months Ended March 31,
	Note	2026	2025
Revenue	3, 18	25,652	25,505
Cost of revenue	3	(11,425)	(11,221)
Gross Profit		14,227	14,284

Selling, general and administrative expenses	3	(15,666)	(15,807)
Loss on remeasurement of deferred consideration	3, 8	—	(157)
Operating Loss		(1,439)	(1,680)

Net interest income (expense) and other financing charges	3, 14	174	(346)
Loss Before Income Taxes		(1,265)	(2,026)

Income taxes recovery (expense)	19	79	(614)
Net Loss		(1,186)	(2,640)

Items to be reclassified to net loss:
Cumulative translation adjustment		301	(1,423)
Net Comprehensive Loss		(885)	(4,063)

Basic Loss Per Share		(0.05)	(0.11)
Diluted Loss Per Share		(0.05)	(0.11)

		Millions	Millions
Weighted average number of shares - basic		25.6	25.1
Weighted average number of shares - diluted		25.6	25.1

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		As at	As at
		March 31,	December 31,
	Note	2026	2025
Cash and cash equivalents		3,413	6,658
Trade and other receivables	11, 16	19,483	21,122
Prepaid expenses and other assets		2,597	3,905
Total Current Assets		25,493	31,685
Property and equipment		1,061	1,198
Right-of-use assets	9	3,707	3,975
Intangible assets	10	29,995	30,421
Goodwill	7	31,453	31,206
Investments in associates		443	459
Other assets		405	405
Total Assets		92,557	99,349

Trade payables and other liabilities	12, 16	22,497	25,520
Income taxes (receivable) payable	19	(50)	1,824
Lease obligations on right of use assets	13	1,354	1,367
Share appreciation rights liability	6	347	471
Loans payable	14	2,834	3,512
Total Current Liabilities		26,982	32,694
Deferred income tax liabilities	19	463	509
Lease obligations on right of use assets	13	2,412	2,725
Share appreciation rights liability	6	100	123
Other non-current liabilities		596	596
Total Liabilities		30,553	36,647

Share capital	4	133,985	133,946
Contributed surplus		17,821	17,673
Accumulated deficit		(90,647)	(89,461)
Accumulated other comprehensive income		845	544
Total Equity		62,004	62,702
Total Liabilities and Equity		92,557	99,349

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board of Directors

Matevž Mazij	Holly Gagnon
Chief Executive Officer	Chair of the Board of Directors

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

					Accumulated
					other
		Share	Contributed	Accumulated	comprehensive	Total
	Note	capital	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2025		131,729	17,680	(81,210)	5,300	73,499
Exercise of stock options	6	124	(87)	—	—	37
Share-based compensation	6	—	368	—	—	368
Net loss for the period		—	—	(2,640)	—	(2,640)
Other comprehensive loss		—	—	—	(1,423)	(1,423)
Balance as at March 31, 2025		131,853	17,961	(83,850)	3,877	69,841

Balance as at January 1, 2026		133,946	17,673	(89,461)	544	62,702
Exercise of deferred share units	6	39	(39)	—	—	—
Share-based compensation	6	—	187	—	—	187
Net loss for the period		—	—	(1,186)	—	(1,186)
Other comprehensive income		—	—	—	301	301
Balance as at March 31, 2026		133,985	17,821	(90,647)	845	62,004

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Three Months Ended March 31,
	Note	2026	2025
Operating Activities
Net loss		(1,186)	(2,640)
Add:
Net interest expense and other financing charges	3, 14	128	346
Depreciation and amortization	3	4,683	4,720
Share based compensation	6	38	846
Loss on remeasurement of deferred consideration	3, 8	—	157
Unrealized foreign exchange gain		(26)	(38)
Income taxes (recovery) expense	19	(79)	614
		3,558	4,005
Change in working capital	17	(1,500)	643
Income taxes paid	19	(411)	(154)
Cash Flows From Operating Activities		1,647	4,494

Investing Activities
Purchases of property and equipment		(23)	(80)
Additions of intangible assets	10	(3,424)	(2,874)
Loan receivables		—	(350)
Cash Flows (Used In) Investing Activities		(3,447)	(3,304)

Financing Activities
Proceeds from exercise of stock options	6	—	37
Repayment of lease liability	13	(386)	(344)
Repayment of loans payable	14	(689)	—
Interest and financing fees		(79)	(249)
Cash Flows (Used In) Financing Activities		(1,154)	(556)

Effect of foreign currency exchange rate changes on cash and cash equivalents		(291)	(286)
Change In Cash And Cash Equivalents		(3,245)	348
Cash and cash equivalents at beginning of period		6,658	10,467
Cash And Cash Equivalents At End Of Period		3,413	10,815

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1   GENERAL INFORMATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (collectively, “Bragg” or the “Company”) are, primarily and collectively, a business-to-business (“B2B”) online gaming technology platform and casino content aggregator.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

2   MATERIAL ACCOUNTING POLICIES

The interim unaudited condensed consolidated financial statements (“interim financial statements”) were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2025, which are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/search-filings under the Company’s name.

Statement of compliance and basis of presentation

The accompanying interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The material accounting policy information set out in note 2 of the audited consolidated financial statements for the year ended December 31, 2025 have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on May 14, 2026.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3   LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Three Months Ended March 31,
	Note	2026	2025
Revenue	20	25,652	25,505
Cost of revenue		(11,425)	(11,221)
Gross Profit		14,227	14,284

Salaries and subcontractors		(6,588)	(6,574)
Share based compensation	8	(38)	(846)
Total employee costs		(6,626)	(7,420)
Depreciation and amortization		(4,683)	(4,720)
IT and hosting		(1,560)	(1,281)
Professional fees		(1,270)	(1,086)
Corporate costs		(125)	(132)
Sales and marketing		(384)	(297)
Bad debt expense	13	(235)	(131)
Travel and entertainment		(307)	(331)
Other operational costs		(476)	(409)
Selling, General and Administrative Expenses		(15,666)	(15,807)

Loss on remeasurement of deferred consideration	10	—	(157)
Operating Loss		(1,439)	(1,680)

Interest income		(4)	4
Accretion on liabilities	10	—	(73)
Foreign exchange gain		302	35
Interest and financing fees		(124)	(312)
Net Interest Income (Expense) and Other Financing Charges		174	(346)
Loss Before Income Taxes		(1,265)	(2,026)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4   SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2025	Balance		25,042,982	131,729
February 6, 2025	Exercise of FSO	8	25,000	124
March 31, 2025	Balance		25,067,982	131,853

January 1, 2026	Balance		25,553,293	133,946
February 2, 2026	Exercise of DSU	8	20,991	39
March 31, 2026	Balance		25,574,284	133,985

The Company’s common shares (“shares”) have no par value.

5   WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of
Number of Warrants		convertible debt
January 1, 2025	Balance	979,048
March 31, 2025	Balance	979,048

January 1, 2026	Balance	979,048
March 31, 2026	Balance	979,048

Each unit consists of the following characteristics:

Warrants
issued as part of
convertible debt
Number of shares	1
Number of Warrants	—
Exercise price of unit (CAD)	9.28

On September 5, 2022, the Company issued 979,048 warrants, each exercisable at CAD 9.28 for one common share and expiring five years from issuance. The warrants include acceleration clauses based on the Company’s share price performance, which may result in partial or full expiry if not exercised within a specified period. As the combined fair value of the host debt liability and derivative liability exceeded the transaction price, no value was allocated to the warrants in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6   SHARE BASED COMPENSATION

The Company maintains a fixed Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020.

The following is a continuity of the Company’s OEIP:

	DSU	RSU	SAR	FSO
					Weighted
	Outstanding	Outstanding	Outstanding	Outstanding	Average
	DSUs	RSUs	SARs	FSOs	Exercise
	(Number of	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2025	26,666	280,000	1,329,082	1,602,346	8.81
Granted	—	—	—	—	—
Exercised	—	—	—	(20,000)	2.30
Forfeited / Cancelled	—	—	—	(2,530)	10.07
Balance as at March 31, 2025	26,666	280,000	1,329,082	1,579,816	8.89

Balance as at January 1, 2026	26,666	100,000	1,567,359	877,176	9.71
Granted	72,005	—	—	—	—
Exercised	(20,991)	—	—	—	—
Forfeited / Cancelled	—	—	(144,529)	—	—
Balance as at March 31, 2026	77,680	100,000	1,422,830	877,176	9.71

The following table summarizes information about the outstanding share options as at March 31, 2026:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	20,000	9	4.68	10,000	4.68
5.01 - 8.62	466,888	5	7.69	400,660	7.70
8.63 - 15.00	388,736	5	12.29	388,736	12.29
15.01 - 33.30	1,552	0	33.30	1,552	33.30
	877,176	5	9.71	800,948	9.94

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6   SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at March 31, 2025:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	20,000	10	4.68	-	-
5.01 - 8.62	1,131,081	2	7.72	947,740	7.77
8.63 - 15.00	427,183	6	12.11	427,173	12.11
15.01 - 33.30	1,552	1	33.30	1,552	33.30
	1,579,816	3	8.89	1,376,465	9.15

Fixed Stock Options (“FSOs”)

During the three months ended March 31, 2026, no FSOs were granted (three months ended March 31, 2025: none).

During the three months ended March 31, 2026, no FSOs were exercised. During the three months ended March 31, 2025, 20,000 common shares of the Company were issued upon exercise of FSOs. Upon exercise of FSOs, for the three months ended March 31, 2025, EUR 87 was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of FSOs during the three months ended March 31, 2025, totaled EUR 37.

During the three months ended March 31, 2026, a share-based compensation charge of EUR 26 (three months ended March 31, 2025: EUR 98) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the OEIP, the Company may grant options of its shares at nil cost that vest immediately.

During the three months ended March 31, 2026, 72,005 DSUs were granted (three months ended March 31, 2025: none), with a fair value of between CAD 2.31 and CAD 3.00 per unit, determined as the share price on the date of grant.

During the three months ended March 31, 2026, 20,991 shares were issued upon settlement of DSUs (three months ended March 31, 2025: none). For the three months ended March 31, 2026, upon settlement of DSUs, EUR 39 (three months ended March 31, 2025: EUR nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6   SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units (“DSUs”) (continued)

During the three months ended March 31, 2026, a share-based compensation charge of EUR 116 (three months ended March 31, 2025: EUR nil) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Restricted Share Units (“RSUs”)

During the three months ended March 31, 2026, no RSUs were granted (three months ended March 31, 2025: none).

During the three months ended March 31, 2026, no RSUs were settled (three months ended March 31, 2025: none).

During the three months ended March 31, 2026, a share-based compensation charge of EUR 45 (three months ended March 31, 2025: EUR 270) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Share Appreciation Rights (“SARs”) Plan

On December 29, 2024, the Company introduced a SARs plan for key members of management, which provided incentive compensation based on the appreciation in the value of the Company’s shares, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of the exercise.

During the three months ended March 31, 2026, no SARs were granted (three months ended March 31, 2025: none).

These SAR units, which have a term of not exceeding five years, vest as follows:

•	1/3 on the first anniversary of the grant date
•	1/3 on the second anniversary of the grant date
•	1/3 on the third anniversary of the grant date

Details of the liabilities arising from the SARs were as follows:

	As at	As at
	March 31,	December 31,
	2026	2025
Total carrying amount of liabilities for SARs	447	594

The fair value of the SARs has been measured using Black-Scholes valuation model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6   SHARE BASED COMPENSATION (CONTINUED)

Share Appreciation Rights (“SARs”) Plan (continued)

The inputs used in the measurement of the fair values at the measurement date of the SARs were as follows:

	As at	As at
	March 31,	December 31,
	2026	2025
Expected dividend yield (%)	0.00	0.00
Expected share price volatility (%)	61.22 - 65.77	63.31 - 66.00
Risk-free interest rate (%)	3.92	3.73
Expected life of options (years)	4.08 - 4.71	5.00
Share price (CAD)	2.43	2.88
Forfeiture rate (%)	0.00	0.00

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behaviour.

During the three months ended March 31, 2026, a share-based compensation recovery of EUR 149 (three months ended March 31, 2025: charge EUR 478) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

7   GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2025	32,722
Effect of Movement in exchange rates	(1,516)
As at December 31, 2025	31,206

Effect of movements in exchange rates	247
As at March 31, 2026	31,453

The carrying amount of goodwill is attributed to the acquisitions of Oryx Gaming International LLC, Wild Streak LLC and Spin Games LLC. The Company completed its annual impairment tests for goodwill as at December 31, 2025 and concluded that there was no impairment.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8   DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2025	1,244
Accretion expense	168
Shares issued as deferred consideration	(1,380)
Loss on remeasurement of deferred consideration	157
Effect of movements in exchange rates	(189)
Balance as at December 31, 2025	—

Spin Games LLC

On June 1, 2022, the Company acquired Spin Games LLC. The Company agreed deferred consideration payments in shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The discount for lack of marketability (DLOM) on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

On June 5, 2025, the deferred consideration payable was fully settled upon its three-year anniversary, with the issuance of 371,496 shares.

During the three months ended March 31, 2025, an accretion expense of EUR 73 was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three months ended March 31, 2025, a loss on remeasurement of deferred consideration of EUR 157 was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9   RIGHT OF USE ASSETS

Right of use
assets
Cost
Balance as at December 31, 2024	4,877
Additions	1,683
Modifications	5
Disposals	(125)
Effect of movement in exchange rates	(148)
Balance as at December 31, 2025	6,292
Additions	—
Modifications	21
Disposals	—
Effect of movement in exchange rates	31
Balance as at March 31, 2026	6,344

Accumulated Depreciation
Balance as at December 31, 2024	1,367
Depreciation	1,106
Disposals	(63)
Modifications	—
Effect of movement in exchange rates	(93)
Balance as at December 31, 2025	2,317
Depreciation	302
Disposals	—
Modifications	33
Effect of movement in exchange rates	(15)
Balance as at March 31, 2026	2,637

Carrying Amount
Balance as at December 31, 2025	3,975
Balance as at March 31, 2026	3,707

During the three months ended March 31, 2026, depreciation expense of EUR 302 was recognized within selling, general and administrative expenses (three months ended March 31, 2025: EUR 214).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10   INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2024	19,275	33,207	26,083	2,201	298	81,064
Additions	2,586	11,905	—	—	—	14,491
Effect of movement in exchange rates	(805)	(568)	(2,508)	(100)	(12)	(3,993)
Balance as at December 31, 2025	21,056	44,544	23,575	2,101	286	91,562
Additions	505	2,919	—	—	—	3,424
Effect of movement in exchange rates	174	129	409	17	5	734
Balance as at March 31, 2026	21,735	47,592	23,984	2,118	291	95,720

Accumulated Amortization
Balance as at December 31, 2024	11,386	20,274	11,149	2,135	261	45,205
Amortization	2,626	11,972	3,122	61	84	17,865
Effect of movement in exchange rates	(432)	(259)	(1,068)	(95)	(75)	(1,929)
Balance as at December 31, 2025	13,580	31,987	13,203	2,101	270	61,141
Amortization	1,654	1,766	759	—	0	4,179
Effect of movement in exchange rates	89	69	225	17	5	405
Balance as at March 31, 2026	15,323	33,822	14,187	2,118	275	65,725

Carrying Amount
Balance as at December 31, 2025	7,476	12,557	10,372	—	16	30,421
Balance as at March 31, 2026	6,412	13,770	9,797	—	16	29,995

During the three months ended March 31, 2026, amortization expense of EUR 4,179 was recognized within selling, general and administrative expenses (three months ended March 31, 2025: EUR 4,389).

11   TRADE AND OTHER RECEIVABLES

Trade and other receivables comprise:

	As at	As at
	March 31,	December 31,
	2026	2025
Trade receivables	18,123	20,398
Sales tax	1,360	724
Trade and other receivables	19,483	21,122

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11   TRADE AND OTHER RECEIVABLES (CONTINUED)

The following is an aging of the Company’s trade receivables:

	As at	As at
	March 31,	December 31,
	2026	2025
Less than one month	16,650	17,858
Between two and three months	1,403	2,697
Greater than three months	1,785	1,370
	19,838	21,925
Provision for expected credit losses	(1,715)	(1,527)
Trade receivables	18,123	20,398

The following is a continuity of the Company’s provision for expected credit losses related to trade and other receivables:

Balance as at December 31, 2024	2,497
Bad debt written-off	(1,431)
Net increase in provision for doubtful debts	461
Balance as at December 31, 2025	1,527
Bad debt written-off	(47)
Net decrease in provision for doubtful debts	235
Balance as at March 31, 2026	1,715

12   TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	March 31,	December 31,
	2026	2025
Trade payables	8,849	9,148
Accrued liabilities	13,607	16,300
Other payables	41	72
Trade payables and other liabilities	22,497	25,520

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13   LEASE LIABILITIES

The Company leases various properties mainly for office buildings. Rental contracts are made for various periods ranging up to six (6) years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company as a lessee.

Set out below are the carrying amounts of the lease liabilities and the movements for the period:

	March 31,	December 31,
	2026	2025
Balance as at beginning of the period	4,092	3,697
Additions	—	1,683
Disposals	—	(62)
Modifications	(12)	5
Accretion of interests	26	112
Payments	(386)	(1,287)
Effect of movement in exchange rates	46	(56)
Balance as at end of period	3,766	4,092

During the three months ended March 31, 2026, the Company recognized lease expense within selling, general and administrative expenses associated to leases with a term of less than twelve months and lease of low-values assets amounting to EUR 19 (three months ended March 31, 2025: EUR 48).

The maturity analysis of lease liabilities are disclosed below:

	March 31, 2026
	Present value	Total
	of the minimum	minimum
	lease payments	lease payments
Within 1 year	1,354	1,436
After 1 year but within 2 years	1,356	1,440
After 2 years but within 5 years	1,056	1,061
	3,766	3,937
Less: Total future interest expenses		(171)
		3,766

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13   LEASE LIABILITIES (CONTINUED)

The following are the amounts recognized in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Three Months Ended March 31,
	2026	2025
Amortization expense on right of use assets	302	214
(Gain) Loss on lease modification	(30)	101
Interest expense on lease liabilities	26	27
Total amount recognized in profit or loss	298	342

14   LOANS PAYABLE

The following is a continuity of the Company’s loans payable:

	Promissory note	Bank Loan	Total
Balance as at January 1, 2025	6,579	—	6,579
Proceeds from loan issuance	—	3,455	3,455
Interest expense	363	81	444
Interest paid	(512)	(67)	(579)
Repayment of principal	(6,139)	—	(6,139)
Effect of foreign currency exchange rate	(291)	43	(248)
Balance as at December 31, 2025	—	3,512	3,512

Proceeds from loan issuance	—	—	—
Interest expense	—	48	48
Interest paid	—	(35)	(35)
Repayment of principal	—	(689)	(689)
Effect of foreign currency exchange rate	—	(2)	(2)
Balance as at March 31, 2026	—	2,834	2,834

Promissory note

By the end of year ended December 31, 2025, the Company fully repaid the USD 7.0m secured promissory note.

During the three months ended March 31, 2025, interest expense of EUR 224 in respect of the promissory note recognized within net interest expense and other financing charges.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14   LOANS PAYABLE (CONTINUED)

Revolving credit facility

Covenants

The agreement in respect of the revolving credit facility includes customary legal and financial covenants, including a requirement for the Company to maintain a Total Funded Debt to EBITDA ratio not exceeding 2.50:1.00, and a Fixed Charge Coverage Ratio of not less than 1.25:1.00. These financial covenants are to be tested on a consolidated basis at the end of each fiscal quarter.

The Company was in compliance with these covenants as at the reporting date.

Under the terms of the Company’s credit facility, interest and standby fees are payable based on the applicable benchmark rate plus a margin that varies according to the Company’s Total Funded Debt to EBITDA ratio, as set out below:

Interest

During the three months ended March 31, 2026, interest expense of EUR 48 in respect of the revolving credit facility was recognized within net interest expense and other financing charges (three months ended March 31, 2025: EUR nil).

Drawdowns

During the three months ended March 31, 2026, the Company did not make any additional drawdowns from the available revolving credit facility.

As at March 31, 2026, the Company had outstanding drawdowns totalling CAD 4.5m in CDN$ Term CORRA loans.

Repayments

During the three months ended March 31, 2026, the Company repaid a total of CAD 1.1m in CDN$ Prime Rate loans.

15   RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

All related party transactions and balances disclosed in the note below relate to individuals or entities that met the definition of a related party in accordance with IAS 24 at the time the transactions occurred. Where individuals or entities ceased to meet this definition, transactions and balances are disclosed only for the period during which the related party relationship existed.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15   RELATED PARTY TRANSACTIONS (CONTINUED)

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Board of Directors

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Three Months Ended March 31,
	2026	2025
Salaries and subcontractors	(441)	(778)
Share based compensation	(468)	(624)
	(909)	(1,402)

Balances due to/from shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of financial position	As at	As at
	March 31,	December 31,
	2026	2025
Accrued liabilities	(42)	(382)
Net related party payable	(42)	(382)

Other transactions with shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in equity	Three Months Ended March 31,
	2026	2025
Exercise of DSUs, RSUs and FSOs
Contributed surplus	(39)	(87)
Share capital	39	124
Net movement in equity	—	37

Interim unaudited condensed consolidated statements of changes in cash flow	Three Months Ended March 31,
	2026	2025
Proceeds from exercise of options	—	37
	—	37

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	March 31,	December 31,
	2026	2025
Trade receivables	18,123	20,398
Other assets	405	405

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	March 31,	December 31,
	2026	2025
Trade payables	8,849	9,148
Accrued liabilities	13,607	16,300
Other liabilities	41	72
Loans payable	2,834	3,512
	25,331	29,032

The carrying values of the financial instruments approximate their fair values.

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	March 31, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	3,413	—	—	3,413	6,658	—	—	6,658

Financial liabilities
Fair value through profit and loss:
Share appreciation rights liability	—	447	—	447	—	594	—	594

There were no transfers between the levels of the fair value hierarchy during the periods.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

During the three months ended March 31, 2026, a gain (loss) of EUR nil (three months ended March 31, 2025: loss of EUR 157), was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss on remeasurement of deferred consideration (Note 8) for financial instruments designated as FVTPL.

During the three months ended March 31, 2026, a share-based compensation recovery of EUR 149 (three months ended March 31, 2025: charge of EUR 478) relating to share appreciation rights liability has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is subject to externally imposed capital requirements in respect of its revolving credit facility (Note 14). The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at March 31, 2026:

	2026	2027	2028	2029	Thereafter	Total
Trade payables and other liabilities	22,497	—	—	—	—	22,497
Lease obligations on right of use assets	1,436	1,440	727	290	44	3,937
Loans payable	2,810	—	—	—	—	2,810
Share appreciation rights liability	2,739	1,435	132	—	—	4,306
Other non-current liabilities	4	11	53	10	518	596
	29,486	2,886	912	300	562	34,146

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Foreign currency exchange risk

The Company’s financial statements are presented in EUR; however, a portion of the Company’s net assets and operations are denominated in other currencies, particularly Canadian and US dollars, and Brazilian reals. Such net assets are translated into EUR at the foreign currency exchange rate in effect at the reporting date, and operations at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, the Company is exposed to foreign currency translation gains and losses, which are recorded in accumulated other comprehensive loss.

The Company is also exposed to risk on transaction in currencies other than its functional currency resulting in realized and unrealized foreign currency gains and loss which are recorded in other operational costs. The Company estimates that an appreciation of the EUR of 10% relative to other currencies would result in an decrease of EUR 129 in earnings before income taxes while a depreciating EUR will have the opposite impact.

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of trade receivable as at March 31, 2026:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	13	16,650	1,403	1,785	19,838
Expected credit loss rate		2.44%	7.50%	67.40%	8.64%
Expected credit loss provision	13	407	105	1,203	1,715

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2025:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	13	17,858	2,697	1,370	21,925
Expected credit loss rate		1.44%	3.74%	85.31%	6.96%
Expected credit loss provision	13	257	101	1,169	1,527

Gross trade receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the three months ended March 31, 2026, one customer (three months ended March 31, 2025: one customer) contributed more than 10% to the Company’s revenues. Aggregate revenues from this customer totaled EUR 4,528 for the three months ended March 31, 2026 (three months ended March 31, 2025: EUR 4,239).

As at March 31, 2026, one customer (December 31, 2025: none) constituted more than 10% to the Company’s accounts receivable. The balance owed by those customers totaled EUR 1,971 as at March 31, 2026. The Company continues to expand its customer base to reduce the concentration risk.

17   SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Three Months Ended March 31,
Cash flows arising from movement in:	2026	2025
Trade and other receivables	1,628	(1,445)
Prepaid expenses and other assets	(105)	(84)
Trade payables and other liabilities	(3,023)	2,172
Changes in working capital	(1,500)	643

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17   SUPPLEMENTARY CASHFLOW INFORMATION (CONTINUED)

During the three months ended March 31, 2026 and 2025, there were no significant non-cash transactions from investing and financing activities.

During the three months ended March 31, 2026 and 2025, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the interim unaudited condensed consolidated statement of loss and comprehensive loss for each period:

	Three Months Ended March 31, 2026			Three Months Ended March 31, 2025
	Cash	Non-cash	Total	Cash	Non-cash	Total
Interest income	—	—	—	—	—	—
Interest and financing fees	(79)	(23)	(102)	(249)	(32)	(281)
Foreign exchange gain	276	26	302	—	35	35
Lease interest expense	—	(26)	(26)	—	(27)	(27)
Accretion expense on deferred consideration	—	—	—	—	(73)	(73)
	197	(23)	174	(249)	(97)	(346)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18   SEGMENT INFORMATION

Operating

The Company has one reportable operating segment in its continuing operations, B2B online gaming.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended March 31,
	2026	2025
Malta	5,830	4,551
Netherlands	4,485	6,350
Brazil	2,864	2,102
United States	2,498	3,044
Curaçao	1,772	2,587
Belgium	1,634	1,233
Croatia	1,449	1,093
Marshall Islands	1,138	1,550
Czech Republic	828	875
Isle of Man	809	172
Other	2,345	1,948
Revenue	25,652	25,505

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	March 31,	December 31,
	2026	2025
United States	61,136	61,699
Rest of the world	5,928	5,965
Non-current assets	67,064	67,664

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19   INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	March 31,	December 31,
	2026	2025
Income taxes receivable (payable)	50	(1,824)
Deferred income tax liabilities	(463)	(509)

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss are as follows:

	Three Months Ended March 31,
	2026	2025
Current income taxes (recovery) expense	(33)	657
Deferred income taxes recovery	(46)	(43)
Total income taxes (recovery) expense	(79)	614

There is no income tax expense recognized in other comprehensive loss.

	As at	As at
	March 31,	December 31,
	2026	2025
Deferred tax assets
Lease obligations on right of use assets	860	910
Non-capital losses carried forward	9	32

Deferred tax liabilities
Goodwill and intangible assets	(462)	(509)
Right-of-use assets	(847)	(910)
Property and equipment	(23)	(32)
Deferred income tax liabilities	(463)	(509)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND MARCH 31, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19   INCOME TAXES (CONTINUED)

The reasons for the difference between the actual tax charge for the year and the standard rate of Company tax applied to profits for the period are as follows:

	Three Months Ended March 31,
	2026	2025
Consolidated loss before income taxes	(1,265)	(2,026)
Effective tax rate	26.5%	26.5%
Effective income taxes recovery	(335)	(537)
Effect of tax rate in foreign jurisdictions	158	296
Non-deductible and non-taxable items	10	246
Change in tax benefits not recognized	488	609
Adjustment of prior year tax payable	63	—
Change in estimate for tax refunds in Malta	(463)	—
Total income taxes (recovery) expense	(79)	614

20   CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. These may include, but are not limited to, claims regarding content performance and related errors.

In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

21   SUBSEQUENT EVENTS

On May 14, 2026, subsequent to the reporting date, the Company entered into a binding letter of intent to acquire 100% of the equity interests of Drayton International ("Drayton"), a diversified gaming technology and content platform comprising equity interests in five game development studios and three proprietary technology and distribution platforms.

The aggregate consideration is EUR 7.69m (approximately USD 9.0m), to be settled entirely through the issuance of newly issued common shares of the Company (the "Transaction"). The Company will also hold rights of first offer and matching rights over each of Drayton's five portfolio studios.

The Transaction is subject to the execution of a definitive acquisition agreement, applicable gaming regulatory approvals, approval of the listing of the Bragg common shares to be issued under the Transaction on the TSX and the Nasdaq, and the satisfaction of certain other closing conditions customary for a transaction of this nature.